

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 9, 2017

Anthony J. Cataldo
Chairman and CEO
Oxis International, Inc.
100 South Ashley Drive, Suite 600
Tampa, Florida 33602

      Re: **Oxis International, Inc.**
               Revised Preliminary Information Statement on Schedule 14C
               Filed May 5, 2017
               File No. 000-08092

Dear Mr. Cataldo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Erin K. Jaskot, *for*

                        Suzanne Hayes
                        Assistant Director
                        Office of Healthcare and Insurance

Cc: Gary R. Henrie